JSAT

02055019

IRD-B-02-058

September 19, 2002

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

RECD S.E.C.
SEP 2 4 2002
1086

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed documents are as follows:

- Notice Regarding Purchase of The Company's Own Shares through ToSTNet-2 (dated September 18, 2002)
- Notice of the Results of Purchase of The Company's Own Shares through ToSTNet-2 (dated September 19, 2002)

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Y. maeda

dw
9/25

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

PRESS RELEASE

JSAT

September 18, 2002
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares through ToSTNeT-2

JSAT Corporation ("JSAT") determined the method for the acquisition of its own shares pursuant to the provisions of Article 210 of the Japanese Commercial Code today and we hereby inform you as follows.

1. Method of purchase
   JSAT will purchase its own shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders) at 8:45 a.m. on September 19, 2002 at today's closing price, ¥492,000 (the trading system and trading hours shall not be changed to other system and hours). Such purchase order shall be made at such trading hour only.
2. Details of purchase

(1)Type of shares to be purchased	JSAT's common stock
(2)Aggregate number of shares to be purchased	2,000 shares

(Note 1)
The above number of shares shall not be changed. However, there is a possibility that a part or all of such shares may not be purchased due to market conditions, etc.
(Note 2)
The shares for which orders to sell have been placed shall be purchased up to the number of shares scheduled to be purchased.

3. Publication of the results of purchase
   The results of purchase will be announced after the conclusion of the 8:45 a.m. trading hour of September 19, 2002.

(Reference 1)
Details of the resolution approved at the 18th Ordinary General Meeting of Shareholders held June 26, 2002

· Type of shares to be acquired:	JSAT's common stock
· Total number of shares to be acquired:	Up to 6,000 shares
· Aggregate amount of shares to be acquired:	Up to ¥4.5 billion

(Reference 2)
Aggregate number of the company's shares purchased from June 26, 2002 to September 3, 2002

· Total number of shares purchased:	2,379 shares
· Aggregate amount of the purchase:	¥1,180,903,000

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17·18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

PRESS RELEASE

September 19, 2002
JSAT Corporation

Notice of the Results of Purchase of The Company's Own Shares through ToSTNeT-2

We hereby inform you that JSAT Corporation ("JSAT") purchased its own shares as follows with respect to the notice of purchase of shares made to you yesterday (September 18, 2002).

1.	Purpose of purchase	To gain greater flexibility in financial policy, allowing it to respond to a changing operating environment.
2.	Type of shares purchased	JSAT's common stock
3.	Aggregate number of shares purchased	1,938 shares
4.	Purchase price	¥492,000 per share
5.	Aggregate purchase price	¥953,496,000
6.	Date of purchase	September 19, 2002 (Thursday)
7.	Method of purchase	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders)

(Reference 1)
Details of the resolution approved at the 18th Ordinary General Meeting of Shareholders held June 26, 2002

- Type of shares to be acquired: JSAT's common stock
- Total number of shares to be acquired: Up to 6,000 shares
- Aggregate amount of shares to be acquired: Up to ¥4.5 billion

(Reference 2)
Aggregate number of the company's shares purchased from June 26, 2002 to September 19, 2002

- Total number of shares purchased: 4,317 shares
- Aggregate amount of the purchase: ¥2,134,399,000

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan